Exhibit 99.1

NEWS RELEASE
PROPERTY CAPITAL TRUST

                                               Contact:
                                               Robin W. Devereux, Vice President
                                               and Chief Financial Officer
                                               or
                                               Robert M. Melzer, President
                                               and Chief Executive Officer
                                               617/737-0100


PROPERTY CAPITAL TRUST ANNOUNCES STATUS OF SALE OF LAST INVESTMENT AND NEGOTIATIONS OF ALTERNATIVE TO DISSOLUTION

BOSTON, MAY 12, 1998--Property Capital Trust (ASE-PCT) announced today that discussions are currently underway regarding the sale of the Cincinnati Marriott Inn, in which the Trust has its last investment. Based on these discussions, the Trust estimates that it will be able to distribute to shareholders between $.68 and $.78 per share from the proceeds of this sale, which is expected to close in July.

The Trust also announced that it is in negotiations with an unrelated third party with respect to a possible transaction in which such third party would take control of the Trust by contributing certain real estate to the Trust in exchange for common shares of the Trust. This transaction would eliminate the need to establish a liquidating trust to hold reserves to meet contingent liabilities of the Trust and the expenses related thereto (which expenses, net of interest income, are estimated to be approximately $.03 per share). It would also enable the Trust to distribute to its then existing shareholders substantially all of its net worth, which is currently estimated to be approximately $.23 per share (excluding the distribution expected from the Cincinnati Marriott Inn sale), immediately prior to the closing of this transaction. Following the closing, such existing shareholders would retain only a nominal interest in the Trust, which at that point would only hold assets contributed by the new controlling shareholders. If these negotiations are successful and an agreement is entered into, the transaction would be subject to approval by the Trust's existing shareholders.

To date, the Trust has distributed $12.85 from the proceeds of sales of its assets. If the current negotiations for the sale of the Cincinnati Marriott Inn and the proposed transfer of control of the Trust are both successful, distributions to the Trust's existing shareholders would aggregate between $13.76 and $13.86 per share.

If the negotiations are not successful, the Trust intends to dissolve and establish a liquidating trust in the summer of 1998. In such case a final distribution, currently estimated to be approximately $.20 per share, may not occur until three years after the establishment of the liquidating trust.

The American Stock Exchange (the "ASE") has advised the Trust that because it has substantially completed the disposition of its real estate in accordance with its Business Plan, it has fallen below the ASE's guidelines for continued listing. As a consequence, the ASE intends to halt trading the Trust's Common Shares twenty days after the sale of the Trust's Cincinnati Marriott Inn investment, but in no event later than August 28, 1998. At such time, management intends to seek market makers to trade the Trust's Common Shares over-the-counter.

Management's estimates constitute a "forward-looking statement" within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to all of the qualifications to management's prior estimates which are set forth in the Trust's Annual Report on Form 10-K for the fiscal year ended December 31, 1997. Given the many uncertainties involved in estimating future results, no assurance can be given as to the accuracy of such estimates and, in particular, the timing and amount of proceeds from the sale of the Trust's remaining asset and the outcome of negotiations with any third party.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     PROPERTY CAPITAL TRUST
                                     ----------------------
                                           Registrant


                                     /s/ Robin W. Devereux
                                     ---------------------
                                     Robin W. Devereux
                                     Vice President and Chief Financial Officer

Date: May 12, 1998